MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006
Dated October 26, 2006
Earnings and Profitability
FINANCIAL SUMMARY

Unaudited	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues ($ millions)	6,604	6,231	5,315	5,338	5,504	18,150	16,580
Common Shareholders’ Net Income ($ millions)	541	512	491	478	430	1,544	1,365
Operating Earnings (1) ($ millions)	541	512	493	490	481	1,546	1,416
Earnings per Common Share (EPS) ($)	0.94	0.88	0.84	0.82	0.74	2.67	2.32
Operating EPS (1) ($)	0.94	0.88	0.85	0.84	0.82	2.67	2.40
Fully Diluted Operating EPS (1) ($)	0.93	0.88	0.84	0.83	0.82	2.65	2.40
Return on Common Equity (ROE) (%)	14.4	13.6	13.1	13.0	11.7	13.7	12.6
Operating ROE (1) (%)	14.4	13.6	13.2	13.3	13.1	13.7	13.0
Average Common Shares Outstanding (millions)	574.2	578.8	581.8	582.8	584.2	578.2	587.8
Closing Common Shares Outstanding (millions)	573.0	575.3	580.9	582.0	582.9	573.0	582.9
S&P 500 Index (daily average)	1,287	1,282	1,283	1,232	1,223	1,284	1,199
S&P 500 Index (close)	1,336	1,270	1,295	1,248	1,229	1,336	1,229

Sun Life Financial Inc. (2) reported record common shareholders’ net income of $541 million for the quarter ended September 30, 2006, up $111 million from $430 million in the third quarter of 2005. The increase in common shareholders’ net income was primarily due to stronger Group Benefits results in Sun Life Financial Canada, increased earnings from improved equity markets, the contribution from the CMG Asia (3) acquisition and the absence of a charge of $51 million relating to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005. The strengthening of the Canadian dollar reduced earnings in the third quarter of 2006 by $20 million or $0.04 per common share. ROE for the third quarter of 2006 was 14.4% (14.7% in constant currency) compared with 11.7% for the third quarter of 2005. The 270 basis point improvement was the result of improved earnings, the absence of the Cuprum charge and the repurchase of common shares. EPS were $0.94, 27% higher than the $0.74 reported in the prior year.
Operating ROE of 14.4% for the quarter was up from operating ROE of 13.1% in the third quarter of 2005. Operating EPS of $0.94 ($0.98 in constant currency) for the quarter were up 14.6% (19.5% in constant currency) over operating EPS of $0.82 in the third quarter of 2005.
The Company reported a $130 million increase in operating earnings for the first nine months of 2006 compared to the same period in 2005 due to stronger Group Benefits results in Sun Life Financial Canada, increased earnings from improved equity markets, improved earnings in Corporate and $35 million in Sun Life Financial Asia from the CMG Asia acquisition. As a result of the increase in operating earnings and repurchase of common shares, operating EPS grew from $2.40 per share for the nine months of 2005 to $2.67 per share in the nine months of 2006, an 11.3% (16.3% in constant currency) increase. Operating ROE increased 70 basis points (130 basis points in constant currency) from 13.0% for the first nine months of 2005 to 13.7% for the first nine months of 2006.
Common shareholders’ net income of $1,544 million for the first nine months of 2006 was $179 million higher than in the first nine months of 2005 and EPS of $2.67 for the first nine months of 2006 was 15.1 % higher than EPS of $2.32 in the first nine months of 2005.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s third quarter 2006 Interim Consolidated

(1)	Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively. See “Use of Non-GAAP Financial Measures”.

(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.

(3)	CMG Asia Limited and CommServe Financial Limited, which were acquired in October 2005, are collectively referred to as CMG Asia.
Sun Life Financial Inc. ▪ sunlife.com       3

Management’s Discussion and Analysis
Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.
SLF CANADA

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues ($ millions)	2,335	2,223	2,255	2,288	2,120	6,813	6,370
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	123	156	150	131	128	429	441
Group Benefits	85	65	37	85	69	187	161
Group Wealth (1)	32	43	47	38	31	122	107

Total	240	264	234	254	228	738	709
ROE (%)	13.3	15.0	13.7	15.1	13.5	14.0	14.3

(1)	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $12 million, or 5.3%, compared to the third quarter of 2005. SLF Canada benefited from business growth in each of its business units and strong investment results in Group Benefits, partially offset by less favourable investment experience in Individual Insurance & Investments and Group Wealth.
•	Individual Insurance & Investments earnings for the third quarter of 2006 decreased by 4% over the third quarter of 2005 as business growth was more than offset by less favourable investment experience in Individual Wealth and new business strain.

•	Group Benefits earnings for the third quarter of 2006 increased by 23% over the third quarter of 2005 due to the reserve impact of cash-flow methodology refinements of $18 million and strong investment results, partially offset by unfavourable morbidity experience of $15 million.

•	Group Wealth earnings for the third quarter of 2006 increased slightly over the third quarter of 2005 due to higher income on increased assets under management offset by less favourable investment experience.
Nine-month earnings increased by $29 million, or 4.1%, over the same period in 2005 due to higher Group Wealth earnings from better mortality experience and asset growth, higher Group Benefits earnings from strong investment results and higher Cl Financial Inc. (CI) earnings, partially offset by $19 million from a return to more normal annuity mortality experience in Individual Insurances Investments following unusually favourable experience in the same period in 2005.
SLF U.S.

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues (US$ millions)	2,804	2,608	1,734	1,699	2,020	7,146	5,840
Revenues (C$ millions)	3,143	2,929	2,001	1,994	2,443	8,073	7,167
Common Shareholders’ Net Income (US$ millions)
Annuities	88	64	85	84	78	237	184
Individual Life	22	(4)	23	34	21	41	66
Group Life & Health	11	20	—	10	10	31	31

Total (US$ millions)	121	80	108	128	109	309	281
Total (C$ millions)	136	90	125	149	133	351	346
ROE (%)	13.9	9.4	12.9	15.6	13.6	12.1	12.0

Earnings for SLF U.S. increased C$3 million, or 2.3%, compared to the third quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$10 million compared to the third quarter of 2005.
In U.S. dollars, earnings were US$121 million, US$12 million, or 11%, higher than in the third quarter of 2005. Earnings increased this quarter as a result of the positive effect of equity market movements and improved spread income in Annuities, the favourable impact of the lower cost funding solution for universal life product reserves in Individual Life, and increased proportion of earnings from lower tax jurisdictions. These increases were partially offset by new business strain and the reserve impact of increased reinsurance rates on new business in Individual Life. Equity markets increases over the course of the past few years have steadily reduced the exposure to guaranteed variable annuity benefits and, accordingly, future equity market improvements are expected to have a less pronounced impact on Annuities earnings.
4       Sun Life Financial Inc. ▪ Third Quarter 2006

Management’s Discussion and Analysis
•	Annuities earnings increased US$10 million compared to the third quarter of 2005 due to the positive impact of equity market movements of US$9 million and improved spread income of US$6 million, partially offset by losses at Retirement Services, Inc. (RSI). SLF U.S. issued US$900 million of funding agreement backed medium-term notes (MTNs) in the third quarter of 2006 compared to US$300 million of MTNs issued in the third quarter of 2005.

•	Individual Life earnings increased slightly compared to the third quarter of 2005 due to the favourable impact of the lower cost funding solution for universal life product reserves and increased proportion of earnings from lower tax jurisdictions, partially offset by new business strain and the reserve impact of increased reinsurance rates on new business.

•	Group Life & Health earnings were up slightly compared to the third quarter of 2005 as improved claims experience was offset by increased infrastructure investment.
Nine-month earnings increased by US$28 million, or 10%, over the same period in 2005 due to increased Annuities earnings of US$53 million partially offset by lower Individual Life earnings of US$25 million. Nine-month Annuities earnings increased compared to the same period in 2005 due to improved fixed spread income of US$34 million and the positive impact of equity market movements of US$32 million. Nine-month Individual Life earnings decreased over the same period in 2005 primarily due to new business strain resulting from increased sales and mix of business and the reserve impact of increased reinsurance rates on new business.
SLF U.S. continued to strengthen its product portfolio in the third quarter of 2006. Annuities introduced an enhanced bonus variable annuity and launched a new fixed index annuity with a unique lifetime income feature. RSI, the SLF U.S. retirement services division, entered into an agreement with Princeton Retirement Group to consolidate investment trading services and to expand its investment options. Individual Life launched its next generation of no-lapse guarantee universal life products.
MFS

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues (US$ millions)	352	362	360	354	342	1,074	1,006
Revenues (C$ millions)	395	407	416	416	412	1,218	1,232
Common Shareholders’ Net Income (US$ millions)	52	47	45	38	38	144	109
Common Shareholders’ Net Income (C$ millions)	58	53	52	45	46	163	134
Pre-tax Operating Profit Margin Ratio	30%	27%	26%	23%	22%	28%	22%
Average Net Assets (US$ billions)	170	168	167	158	155	169	149
Assets Under Management (US$ billions)	175	168	170	162	157	175	157
Net Sales/(Redemptions) (US$ billions)	(0.1)	(0.4)	(0.3)	1.9	1.4	(0.8)	5.6
Market Movement (US$ billions)	6.9	(1.0)	7.5	2.9	6.3	13.4	5.7
S&P 500 Index (daily average)	1,287	1,282	1,283	1,232	1,223	1,284	1,199

Earnings for MFS increased C$12 million, or 26.1%, compared to the third quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$4 million compared to the third quarter of 2005.
In U.S. dollars, third quarter earnings were US$52 million, US$14 million, or 37%, higher than in the third quarter of 2005 due to asset growth and cost containment. Average net assets of US$170 billion increased 10% compared to the third quarter of 2005. Total revenues of US$352 million grew by 3% compared to the third quarter of 2005. Advisory revenues for the third quarter increased 10% to US$212 million consistent with asset growth. Other sales and servicing revenues declined for the period due to changes in the retail product mix and the transfer of RSI to SLF U.S.
Nine-month earnings of US$144 million increased by US$35 million, or 32%, over the same period in 2005 driven by growth in advisory revenue of US$70 million, slower growth in operating expenses and the transfer of RSI.
Total assets under management at September 30,2006 were US$175 billion, an increase of US$13 billion for the nine-month period, driven by market appreciation of US$13.4 billion and net managed fund sales of US$3.5 billion partially offset by net retail mutual fund redemptions of US$3.4 billion during the period.
SLF ASIA

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues ($ millions)	240	259	226	257	152	725	502
Common Shareholders’ Net Income ($ millions)	13	31	24	7	10	68	35
ROE (%)	5.2	12.6	10.2	4.3	9.8	9.3	10.8

Sun Life Financial Inc. ▪ sunlife.com       5

Management’s Discussion and Analysis
SLF Asia’s third quarter 2006 revenues increased 58% for the quarter and 44% for the nine-month period over the same periods last year primarily due to the acquisition of CMG Asia and business growth.
Third quarter 2006 earnings of $13 million increased by $3 million, or 30%, over the same period in 2005 primarily due to the CMG Asia acquisition, partially offset by reserve strengthening in Indonesia.
Nine-month earnings of $68 million, after net integration costs of $2 million, increased by $33 million, or 94%, over the same period last year mostly due to the CMG Asia acquisition.
SLF Asia sales momentum continued in the third quarter of 2006, with sales up 53% in Canadian currency over the same period last year. In local currency, Hong Kong sales were up 111% due to the CMG Asia acquisition. In India, Birla Sun Life Insurance Company achieved its year-end target of 20,000 advisors early as the direct sales force in India grew to 21,500 advisors in 116 branches serving 95 cities, contributing to a 61% growth in agency sales during the first nine months of this year. In China, sales grew by 149% over the third quarter of 2005. Sun Life Everbright Life Insurance Company opened three new sales offices in Zhejiang province during the third quarter of 2006. Philippines had a strong third quarter of sales, with individual life and pre-need sales up 76% over last year, while sales in Indonesia were up a strong 65%.
CORPORATE
Corporate includes the results of SLF U.K., the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off reinsurance is included in Other operations.

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	57	48	38	58	48	143	134
Reinsurance	25	24	9	(18)	(6)	58	23
Other	12	2	9	(17)	(29)	23	(16)

Total	94	74	56	23	13	224	141

Third quarter earnings increased by $81 million compared to the third quarter of 2005 due to the absence of a charge of $51 million relating to the sale of Cuprum taken in the third quarter of 2005, increased earnings in SLF U.K. from the reimbursement of certain mortage endowment costs, net of other provisions, and improved results in Reinsurance from better mortality and the absence of reserve strengthening which occurred in the third quarter of 2005.
Nine-month earnings increased by $83 million compared to the first nine months of 2005 mostly for the same reasons outlined above.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $6.6 billion in the third quarter of 2006 increased by $1.1 billion over the same period in 2005. The increase was largely due to higher premiums of $871 million, predominantly from annuities and life insurance. Excluding the unfavourable impact of $299 million due to the strengthening of the Canadian dollar against foreign currencies, revenues grew by $1.4 billion.
Premium revenue rose to $4.2 billion, improving by $871 million over the third quarter last year, or by $1.1 billion excluding the unfavourable impact of $195 million due to the strengthening of the Canadian dollar. Life insurance premiums grew by $209 million with increases mainly from SLF U.S. and SLF Asia of $134 million and $60 million, respectively. Hong Kong’s acquisition of CMG Asia accounted for $53 million, or 88%, of SLF Asia’s total life insurance premiums increase. SLF U.S.’s Individual Life boosted premiums by $126 million from the third quarter of 2005 mainly on higher core universal life (UL) premiums.
Annuity premiums of $1.8 billion in the third quarter were up $614 million as compared to the third quarter of 2005 including the negative effect of $114 million from currency rate changes. SLF U.S. issued US$900 million of MTNs this quarter versus last year’s third quarter US$300 million MTN issue. The additional premiums from the MTN issue were partly offset by the $139 million decrease in U.S. annuities premiums, primarily attributable to lower fixed indexed sales.
6       Sun Life Financial Inc. ▪ Third Quarter 2006

Management’s Discussion and Analysis
Third quarter 2006 net investment income of $1.7 billion increased by $235 million from the third quarter of 2005 in spite of the stronger Canadian dollar producing an unfavourable currency effect of $61 million. The gains were mainly from the fluctuations in the equity markets and the absence of the $51 million charge for Cuprum.
Fee income of $724 million in the third quarter of 2006 was up $38 million from the same period in 2005 before the unfavourable currency translation impact of $44 million.
Total revenue of $18.2 billion for the nine months ended September 30, 2006 increased by $1.6 billion compared to the same period in 2005 due to higher premiums of $1.2 billion with the remainder from both higher net investment income and fee income. Total revenues would have been up to $2.4 billion without the negative currency effect of $929 million.
Life insurance premiums contributed $366 million of the overall year-to-date premiums increase as SLF U.S.’s Individual Life Insurance premiums rose by $240 million mainly on higher core UL sales. Health premiums improved by $299 million from last year with $240 million from SLF Canada’s Group Benefits due to new business growth and the termination of a reinsurance agreement. Annuities premiums gained $517 million over last year, including the benefit of an increase of $461 million from SLF U.S. The additional US$900 million from the 2006 MTN issuance was partly reduced by lower U.S. annuities premiums, including the fixed indexed annuities.
ASSETS UNDER MANAGEMENT
AUM were $401.2 billion at September 30, 2006 compared to $387.2 billion at June 30, 2006, and $373.8 billion at September 30, 2005. The increase of $14.0 billion between June 30, 2006 and September 30, 2006 primarily resulted from:
(i)	an increase of $10.9 billion from market performance;
(ii)	continued business growth of $2.6 billion mostly in SLF U.S. investment and Individual Life products; and
(iii)	an increase of $0.4 billion from a marginal weakening of the Canadian dollar against foreign currencies at the end of the third quarter of 2006.
AUM increased $27.4 billion between September 30, 2005 and September 30, 2006 related to continued business growth of $5.1 billion mostly in SLF U.S. investment and Individual Life products and:
(i)	positive market movements of $24.8 billion;
(ii)	net sales of mutual, managed and segregated funds of $2.6 billion;
(iii)	an increase of $4.4 billion from the CMG Asia acquisition; partially offset by
(iv)	a decrease of $9.5 billion from the strengthening of the Canadian dollar against foreign currencies.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $113.4 billion at September 30, 2006, compared to $107.8 billion a year earlier. Organic business growth of $5.1 billion, primarily from SLF U.S. and SLF Canada, and $2.2 billion from the CMG Asia acquisition were eroded by the $1.7 billion negative currency effect from the stronger Canadian dollar.
Total general fund assets at September 30, 2006 were $2.6 billion higher than those assets of $110.9 billion at December 31, 2005. Business growth, mainly from SLF U.S., was partly offset by a $1.8 billion reduction from the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $78.4 billion at September 30, 2006 were $2.3 billion higher than at September 30, 2005. Business growth, mostly in SLF U.S., and an increase of $1.6 billion from the acquisition of CMG Asia was lessened by a $1.2 billion reduction due to the stronger Canadian dollar.
Actuarial and other policy liabilities increased by $883 miIlion from $77.5 billion at December 31, 2005 as the business growth, primarily from SLF U.S., was diminished by the unfavourable currency impact of $1.2 billion as the Canadian dollar strengthened against foreign currencies.
Shareholders’ equity, including the Company’s preferred share capital, increased from $15.5 billion at December 31, 2005 to $16.1 billion at September 30, 2006. Shareholders’ net income, before preferred share dividends of $34 million, contributed $1.6 billion. Dividend payments on common shares of $491 million and $435 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised), partly reduced this increase. Currency fluctuations further decreased equity by $231 million.
Shareholders’ equity at September 30, 2006, including the Company’s preferred share capital, rose by $323 million from $15.8 billion at June 30, 2006. Shareholders’ net income, before preferred share dividends of $12 million, contributed $553 million. Dividend payments on common shares of $172 million and $82 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised), reduced this increase.
At September 30, 2006, Sun Life Financial Inc. had 573,039,322 common shares and 39,000,000 preferred shares outstanding. Sun Life Financial Inc. issued an additional 12,000,000 preferred shares on October 10, 2006.
Sun Life Financial Inc. ▪ sunlife.com       7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly Results		Year to Date
($ millions)	Q3’06	Q3’05	2006	2005

Cash and cash equivalents, beginning of period	3,581	4,340	2,740	3,748
Cash flows provided by (used in):
Operating activities	1,947	17	3,485	1,845
Financing activities	54	72	312	(205)
Investing activities	(1,488)	(697)	(2,343)	(1,689)
Changes due to fluctuations in exchange rates	9	(163)	(91)	(130)

Increase (Decrease) in cash and cash equivalents	522	(771)	1,363	(179)

Cash and cash equivalents, end of period	4,103	3,569	4,103	3,569
Short-term securities, end of period	694	2,702	694	2,702

Total cash, cash equivalents and short-term securities	4,797	6,271	4,797	6,271

Net cash, cash equivalents and short-term securities at the end of the third quarter of 2006 decreased by $1.5 billion from the third quarter of 2005 mainly as a result of a net increase in long-term invested assets and the cash used in the acquisition of CMG Asia in the fourth quarter of 2005. Cash flows generated by operating activities increased by $1.9 billion compared to the same period a year ago primarily due to the inflow from the additional sale amount of US$600 million related to the MTN program and the impact from the timing of investment transactions. Cash used in investing activities increased by $791 million over the third quarter in 2005, reflecting a higher level of net purchases of investment assets during this quarter. There was only a slight decrease of $18 million in cash flows produced from financing activities this quarter over the same quarter last year. A $300 million issue of Senior Unsecured 5% Fixed/Floating debentures was completed in July 2006 as compared to the issue of $325 million of preferred shares in July 2005.
The Company had net cash inflows of $1.4 billion in the first nine months of 2006 as compared to a $179 million cash outflow in the comparable period of 2005. Operating activities generated $1.6 billion more in cash flows on a year-to-date basis mainly due to the inflow from the additional sale of US$900 million in MTNs this year and the impact from the timing of investment transactions. Cash used in investing activities increased by $654 million from the nine months of 2005 as a higher level of net purchases in investment assets were made during this year. Financing activities produced a positive cash impact of $517 million over the same period a year ago. The issuances of $1.0 billion fixed/floating debentures and $250 million preferred shares during 2006 were partially offset by the $725 million in preferred shares issued in 2005 for the comparable period.
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2005. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
During the past quarter, major North American stock market indices were up and interest rates trended downward. Shorter-term interest rates decreased marginally lower than longer term bond yields, contributing to an inverted yield curve. The Canadian dollar remained strong in comparison to the U.S. dollar through to the end of the quarter.
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in the U.S. fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will benefit from a reduction in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
8       Sun Life Financial Inc. ▪ Third Quarter 2006

Management’s Discussion and Analysis
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings. While it is not possible to predict the resolution of these matters, management expects that their ultimate resolution will not be material to the Company’s consolidated financial condition or results of operations.
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004 and it is not possible to predict the outcome of these actions at this time. Sun Life Financial Inc. and its subsidiaries are also involved in regulatory proceedings and are engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual MD&A and AIF for the year ended December 31, 2005. Copies of these documents are available at on the Company’s website at www.sunlife.com and www.sedar.com and www.sec.com.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain fee income, as a means of measuring the underlying profitability of that business. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Cuprum taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively.
FORWARD-LOOKING STATEMENTS
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. ▪ sunlife.com     9